                                                                  Rule 424(b)(3)
                                                      Registration No. 333-13496

                   SUPPLEMENT TO PROSPECTUS DATED MAY 14, 2001

                                                     Dated: December 1, 2004

                                 STATE OF ISRAEL
                                THIRD LIBOR NOTES
                  OFFERED IN MINIMUM SUBSCRIPTIONS OF $150,000
                          (LIBOR PLUS 40 BASIS POINTS)

                                -----------------

Initial Interest Rate for Notes purchased during December 2004 is 3.025%. This interest rate was calculated as follows:

Applicable LIBOR     +        Number of basis points         =     Initial Rate
For December 2004


2.625%               +        40 BASIS POINTS                =      3.025%

Applicable LIBOR is then adjusted January 1 and July 1.

Notes purchased in January 2005 will receive the rate and spread in effect for that sales period.

The information below supercedes the information provided in the prospectus supplement dated May 14, 2001.

                       WHERE YOU CAN FIND MORE INFORMATION
                            ABOUT THE STATE OF ISRAEL

         Israel is not subject to the informational requirements of the Securities Exchange Act of 1934. Israel files annual reports with the Securities and Exchange Commission (SEC) on a voluntary basis. These reports include certain financial, statistical and other information concerning Israel. Israel may also include exhibits to its annual reports and file amendments to its annual reports. You may read and copy any document Israel files with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room in Washington, D.C. by paying a fee. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The Securities and Exchange Commission allows Israel to "incorporate by reference" into this prospectus the information Israel files with it, which means that important information can be disclosed to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Israel incorporates by reference its Annual Report on Form 18-K for the fiscal year ended December 31, 2002, and any future annual reports and amendments to annual reports, including in both cases exhibits, filed with the Securities and Exchange Commission until this offering is completed. Each time Israel files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents. You may download a free copy of these filings from the Internet site maintained by the Development Corporation for Israel at www.israelbonds.com, or request a free copy of these filings by writing to or telephoning Israel's Consul and Chief Fiscal Officer for the Western Hemisphere at the following address and number:


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                               Ministry of Finance
                                 State of Israel
                                800 Second Avenue
                            New York, New York 10017
                            Telephone: (212) 499-5710
                            Facsimile: (212) 499-5715

         The SEC maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC at www.sec.gov. The Registration Statement of which this prospectus forms a part, as well as all exhibits and documents incorporated by reference therein, are available at the SEC Internet site.

         This prospectus may also be available in electronic format on the Internet website maintained by DCI at www.israelbonds.com. Customer Information Forms and Investment Forms will also be available to print from the DCI website. Customer Information Forms and Investment Forms must be printed, completed and returned to DCI, and may not be submitted electronically. Other than this prospectus, any information on the website is not part of the prospectus, has not been approved or endorsed by Israel or DCI and should not be relied upon by investors.

               JURISDICTION; CONSENT TO SERVICE AND ENFORCEABILITY

         The State of Israel is a foreign sovereign government. Consequently, it may be difficult to sue Israel or to collect upon a judgment against Israel. Israel will irrevocably agree not to assert any defense based on immunity, including foreign sovereign immunity, from jurisdiction to which it might otherwise be entitled in any action arising out of or based on the Notes which may be instituted by the owner of any Notes in any federal court in the Southern District of New York, any state court in the City of New York or in any competent court in Israel.

         Israel has appointed the Chief Fiscal Officer for the Western Hemisphere of the Ministry of Finance of the Government of Israel in New York, New York, as its authorized agent upon whom process may be served. This appointment is limited to any action arising out of or based on the Notes that the owner of any Notes may institute in any federal court in the Southern District of New York or any state court in the City of New York. The appointment will be irrevocable until Israel pays all amounts due or to become due on or in respect of all the Notes issuable under the fiscal agency agreement. If for any reason the authorized agent ceases to be able to act as Israel's authorized agent or no longer has an address in New York, Israel will appoint another person in New York as its authorized agent.

         The Chief Fiscal Officer for the Western Hemisphere is not the agent for service for actions under the United States federal securities laws or state securities laws and Israel's waiver of immunity does not extend to such actions. Because Israel has not waived its sovereign immunity in connection with any action arising out of or based on United States federal or state securities laws, it will not be possible to obtain a United States judgment against Israel based on such laws unless a court were to determine that Israel is not entitled under the Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to such actions. Under the laws of Israel, assets of Israel are immune from any form of execution.

                            AUTHORIZED REPRESENTATIVE

         The Authorized Representative of the State of Israel in the United States of America is the Consul and Chief Fiscal Officer for the Western Hemisphere, Ministry of Finance of the State of Israel, whose address is 800 Second Avenue, 17th Floor, New York, New York 10017.


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